UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________

Commission File Number 1-39162
____________________

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

ARCONIC CORP. HOURLY 401(k) PLAN
ARCONIC CORP. SALARIED 401(k) PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ARCONIC CORPORATION
201 Isabella Street, Suite 400
Pittsburgh, Pennsylvania 15212-5872

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Arconic Corp. Hourly 401(k) Plan and Arconic Corp. Salaried 401(k) Plan
Opinions on the Individual Financial Statements
We have audited the accompanying statements of individual plan net assets available for benefits of Arconic Corp. Hourly 401(k) Plan and Arconic Corp. Salaried 401(k) Plan (the “Plans”) as of December 31, 2022 and 2021 and the related statement of changes in individual plan net assets available for benefits for the year ended December 31, 2022, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of each of the Plans as of December 31, 2022 and 2021, and the changes in each of their net assets available for benefits for the year ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinions
These individual plan financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on the Plans’ financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plans in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these individual plan financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the individual plan financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the individual plan financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the individual plan financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the individual plan financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions and Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2022 for each of the Plans have been subjected to audit procedures performed in conjunction with the audit of the Plans’ financial statements. The supplemental schedules are the responsibility of the Plans’ management. Our audit procedures included determining whether the supplemental schedules reconcile to the individual plan financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the individual plan financial statements as a whole.
/s/ PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 28, 2023

We have served as the Arconic Corp. Hourly 401(k) Plan’s auditor since 2021.

We have served as the Arconic Corp. Salaried 401(k) Plan’s auditor since 2021.

Arconic Corporation Retirement Savings Plans
Statement of Individual Plan Net Assets Available for Benefits
December 31, 2022

	Hourly Plan	Salaried Plan
Investments
Plan value of interest in Arconic Corp. 401(k) Plans Master Trust:
Investments at fair value
Arconic Corporation Stock Fund	$9,527,293	$7,740,696
Self-directed brokerage account	19,363,689	23,573,371
Other investments	455,870,476	523,634,246
Total investments at fair value in Arconic Corp. 401(k) Plans Master Trust	484,761,458	554,948,313
Investment contracts at contract value	89,936,200	92,811,489
Total value of interest in Arconic Corp. 401(k) Plans Master Trust (Note 3)	574,697,658	647,759,802
Receivables
Notes from participants	16,949,647	5,060,754
Participant contributions	590,943	5,645
Employer contributions	592,044	53,312
Total Receivables	18,132,634	5,119,711
Net assets available for benefits	$592,830,292	$652,879,513
The accompanying notes are an integral part of these financial statements.

Arconic Corporation Retirement Savings Plans
Statement of Individual Plan Net Assets Available for Benefits
December 31, 2021

	Hourly Plan	Salaried Plan
Investments
Plan value of interest in Arconic Corp. 401(k) Plans Master Trust:
Investments at fair value
Arconic Corporation Stock Fund	$11,535,007	$10,131,935
Self-directed brokerage account	27,748,503	30,079,833
Other investments	549,370,275	668,761,182
Total investments at fair value in Arconic Corp. 401(k) Plans Master Trust	588,653,785	708,972,950
Investment contracts at contract value	88,672,941	100,384,236
Total value of interest in Arconic Corp. 401(k) Plans Master Trust (Note 3)	677,326,726	809,357,186
Receivables
Notes from participants	17,165,904	4,808,317
Participant contributions	2,213,705	171,455
Employer contributions	1,789,124	180,565
Total Receivables	21,168,733	5,160,337
Net assets available for benefits	$698,495,459	$814,517,523
The accompanying notes are an integral part of these financial statements.

Arconic Corporation Retirement Savings Plans
Statement of Changes in Individual Plan Net Assets Available for Benefits
For the Year Ended December 31, 2022

	Hourly Plan	Salaried Plan
Contributions
Arconic Corporation Stock Fund
Participant	$1,211,420	$571,267
Employer	705,852	560,326
Other investments
Participant	33,916,472	22,396,695
Employer	26,349,825	17,073,532
Total Contributions	62,183,569	40,601,820
Plan interest in Arconic Corp. 401(k) Plans Master Trust net investment loss
Arconic Corporation Stock Fund	(4,080,390)	(3,762,548)
Self-directed brokerage account	(7,782,714)	(7,137,949)
Other investments	(97,158,879)	(117,165,545)
Total Plan interest in Arconic Corp. 401(k) Plans Master Trust investment loss	(109,021,983)	(128,066,042)
Benefit payments to participants	(56,713,862)	(76,286,679)
Net decrease prior to plan transfers	(103,552,276)	(163,750,901)
Transfers between plans, net	(2,112,891)	2,112,891
Net decrease	(105,665,167)	(161,638,010)

Net assets available for benefits
Beginning of year	698,495,459	814,517,523
End of year	$592,830,292	$652,879,513

The accompanying notes are an integral part of these financial statements.

Arconic Corporation Retirement Savings Plans
Notes to Financial Statements

1. Description of Plans
General
The Arconic Corp. Hourly 401(k) Plan (“Hourly Plan”) and the Arconic Corp. Salaried 401(k) Plan (“Salaried Plan”) (collectively, the “Plans”) are defined contribution savings plans maintained pursuant to a master trust agreement (the “Master Trust”) between Arconic Corporation (“Arconic,” the “Company,” or the “Plan Sponsor”) and the trustee, Fidelity Investments (“Fidelity” or “Trustee”). Arconic is the administrator of the Plans and has placed complete authority to control and manage the operation and administration of the Plans in a committee comprised of certain of the Company’s senior management (the “Benefits Management Committee” or “Management”). These individuals were appointed by the Company’s Board of Directors.
In general, the Plans provide various investment options for amounts voluntarily withheld from employees’ eligible compensation and for company provided contributions. Reference should be made to the basic prospectus and to the summary plan description of each of the Plans for a summary of the important features of each of the Plans, including eligibility, vesting, employee and company contributions, loans, withdrawals, and compliance with the Employee Retirement Income Security Act of 1974 (“ERISA”). Plan documents are available to participants upon request.
In 2021, the Benefits Management Committee executed amendments to the Plans to reflect various changes to the plan provisions, including, among others, to permit both Roth contributions to a participant’s account and rollovers from Roth individual retirement accounts, effective January 1, 2022.
On June 1, 2022, the United Steelworkers ratified a new four-year labor agreement covering approximately 3,300 employees at four of Arconic’s U.S. locations. This agreement provides for increased benefits, effective January 1, 2023, for certain aspects of the Hourly Plan for those bargaining employees that elect to participate in the Hourly Plan. Specifically, for bargaining employees that were hired or rehired on or after January 1, 2020, as well as those bargaining employees that made a one-time irrevocable election to transition to the Hourly Plan from the Company’s former parent company’s (Arconic Inc., later named Howmet Aerospace Inc.) hourly defined benefit pension plan as of January 1, 2020, the minimum annual equivalent amount of the employer retirement income contribution will increase between 15% and 21% based on completed age as of the effective date. Additionally, employer contributions for retiree medical savings will increase to $0.50 per hour worked for bargaining employees hired or rehired after July 1, 2010 and before January 1, 2020 and to $0.55 for bargaining employees hired or rehired after January 1, 2020.
Eligibility and Vesting
The Plans are available to eligible U.S. employees of the Company and certain subsidiary locations that have adopted the Plans. Employees are immediately eligible for plan participation. Participants are fully vested in the value of their contributions plus actual earnings thereon at all times. A participant is immediately vested in company provided contributions, which are therefore nonforfeitable.
Employee Contributions
Eligible employees may elect to contribute up to 50% of eligible compensation on a pretax basis or Roth after-tax basis (beginning January 1, 2022), not to exceed the Internal Revenue Service (“IRS”) limit, and up to 10% on a non-Roth after-tax basis, with a maximum of 60% in the aggregate. Eligible employees in the Hourly Plan may defer as pretax savings a maximum of 50% of amounts earned under the applicable pay for performance plan in increments of 10% and subject to the maximums allowable by the Internal Revenue Code (“IRC”) and Department of Treasury regulations.
Negotiated deferrals, as defined in the Hourly Plan document, for certain eligible collective bargaining employees will be contributed to their plan accounts as a separate pretax contribution.

Arconic Corporation Retirement Savings Plans
Notes to Financial Statements
Eligible employees age 50 or older or who become age 50 during the plan year who meet certain requirements may elect to make additional pretax catch-up contributions up to a maximum of $6,500, or such other amount adjusted for cost-of-living increases.
Elections can be changed effective for the first full payroll period following the election. Participants direct their contributions in multiples of 1% into various investment options offered by the Plans.
Eligible employees are automatically enrolled in the Plans after 60 days of hire or rehire and subject to automatic payroll deductions equal to 3% of eligible compensation, which will be contributed to the Plans as pretax savings, unless the employee chooses to either enroll sooner or to not participate. After six months of plan participation, the pretax savings rate will be increased by one percentage point on each April 1 until the pretax savings rate attains a target rate of 6% of eligible compensation. The employee can change the contribution rate, annual rate increase, and target contribution rate or stop automatic contributions at any time.
The Plans also accept rollover contributions of amounts representing distributions from other qualified defined benefit or defined contribution plans to the extent the rollover is permitted under Section 402(c) of the IRC. An eligible employee’s rollover contribution is credited to his or her account and thereafter treated like the participant’s pretax savings with respect to withdrawals, loans, and investment options under the Plans. Beginning January 1, 2022, the Plans accept rollover contributions from Roth individual retirement accounts (see “General” above).
Employer Contributions
The Company provides a matching employer contribution to an employee’s eligible pretax and Roth after-tax contributions up to 6% of the employee’s eligible compensation. For the Hourly Plan, the specific matching employer contribution for (i) bargaining employees is based upon the provisions of various collective bargaining agreements and (ii) non-bargaining employees is based upon an election made by the participating locations. The Company does not match negotiated deferral contributions or employee pay-for-performance contributions for bargaining employees under the Hourly Plan. For the Salaried Plan, participating locations must make a matching employer contribution.
In addition, certain bargaining employees hired or rehired as of specified dates negotiated under collective bargaining agreements and certain salaried and non-bargaining eligible employees of the Plans receive an employer retirement income contribution in the amount of 3% of applicable eligible compensation each pay period. For the Hourly Plan, bargaining employees covered by the Company’s labor agreement with the United Steelworkers that were either hired or rehired on or after January 1, 2020 or that made a one-time irrevocable election to transition to the Hourly Plan from the Company’s former parent company’s hourly defined benefit pension plan as of January 1, 2020 receive an additional employer retirement income contribution if the 3% is less than a minimum annual equivalent contribution as provided for in the applicable labor agreement (see “General” above).
Both the matching employer contributions and employer retirement income contributions are contributed in the same manner as the participant’s other investment elections. If the participant has not made investment elections, matching employer contributions will automatically be invested in the applicable targeted maturity fund based on the participant’s year of birth.
Certain eligible bargaining employees in the Hourly Plan hired or rehired as of specified dates negotiated under collective bargaining agreements receive retiree medical savings contributions to their accounts in an amount equal to $0.40 per hour worked (see “General” above). These employer contributions are contributed to the appropriate targeted maturity fund based on the participant’s year of birth but may be transferred by the participant to any eligible fund.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the applicable employer contributions and (b) plan earnings. Allocations of plan earnings are based on individual participant

Arconic Corporation Retirement Savings Plans
Notes to Financial Statements
investment earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Notes Receivable from Participants
Generally, participants may borrow from their individual account balances in the Plans, excluding employer contributions made on or after January 1, 2011, employer retirement income contributions, transitional employer retirement income contributions, and retiree medical savings contributions.
The minimum loan amount permitted by the Plans is $1,000. The maximum allowable loan from the Plans is the lesser of 50% of the participant’s account balance or $50,000. Loans are collateralized by a portion of the participant’s account balance, and repayments are made by periodic payroll deductions. Interest is charged on all loans at the prime rate plus 1% at the time the loan is executed. Interest rates ranged from 4.25% to 10.50% as of December 31, 2022 and 2021. For each loan request, a loan setup fee is deducted from the participant’s account balance to cover administrative expenses.
Payment of Benefits
While actively employed, a participant has access to account funds through loans, non-hardship withdrawals of after-tax and rollover contributions, withdrawals if over age 59 1/2, hardship withdrawals of pretax contributions, and the related investment earnings on pretax contributions.
On termination of service due to death, disability or retirement, a participant with an account balance greater than $5,000 may elect to leave their investments in the Plans or receive a lump-sum distribution. A participant who leaves their investments in the Plans and elects to receive a distribution at a later date is permitted four partial payouts each calendar year; each partial payout must be at least $250. Participants can choose alternative distribution options. Plan provisions require an annual distribution beginning at age 72 in accordance with IRS minimum distribution requirements.
Risks and Uncertainties
The Plans invest in investment securities, which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Individual Plan Net Assets Available for Benefits and the Statement of Changes in Individual Plan Net Assets Available for Benefits.
Plan Termination
Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plans to terminate the Plans subject to the provisions of ERISA. In the event of a plan termination, any unallocated assets of the Plans shall be allocated to participant accounts and distributed in such a manner as the Plan Sponsor may determine. Also, the Plan Sponsor has the right under the Plans to discontinue its contributions at any time, subject to collective bargaining agreements that cover certain participants in the Hourly Plan.

Arconic Corporation Retirement Savings Plans
Notes to Financial Statements
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plans are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates
The preparation of the Plans’ financial statements in conformity with GAAP may require management to make estimates based on judgments and assumptions, which may affect the reported amounts of assets, liabilities, and changes therein, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates upon subsequent resolution of identified matters.
Investment Valuation and Income Recognition
Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for description of fair value measurements.
Investment contracts (fully benefit-responsive) are reported at contract value, which is the amount participants would receive if they were to initiate permitted transactions under the terms of a defined contribution plan.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date. Plan interest in Arconic Corp. 401(k) Plans Master Trust investment loss includes the Plans’ unrealized and realized gains and losses on investments.
Benefit Payments to Participants
Benefits are recorded when paid.
Notes Receivable from Participants
Notes Receivable from Participants are reported at the unpaid principal balance of borrowings from individual account balances along with the accrued and unpaid interest. Loans in default are reclassified as benefit payments to participants based upon the terms of the Plans.
Administrative Expenses
All the fees described below are included within Plan Interest in Arconic Corp. 401(k) Plans Master Trust net investment loss.
Investment management fees related to both the Arconic Corporation Stock Fund and Fixed Income Fund are paid by the Plans from assets of the respective funds. For the Arconic Corporation Stock Fund, the investment fees are based upon the number of stock transactions within the fund during the year. The investment management fees for the Fixed Income Fund are based upon a percentage of the fund’s net assets.
Many funds in the Plans are registered investment companies (e.g., mutual funds). Registered investment companies incur expenses that reduce the earnings in the fund and are reflected in the daily net asset value (“NAV”). Expenses charged by registered investment companies include asset management and administrative fees.
The funds offered by BlackRock Institutional Trust Company, N.A., and the Trustee incur expenses that reduce earnings in these funds and are reflected in the respective NAV. These funds are not available to individual investors outside the Plans and are not publicly traded. Expenses charged by these funds include asset management and administrative fees.

Arconic Corporation Retirement Savings Plans
Notes to Financial Statements
Participants with investments in the funds included in the Master Trust are subject to an administrative expense fee, which is used to pay the expenses of the Plans such as, among others, trustee, recordkeeping, audit, and consulting. This fee is charged quarterly against each participant’s account balance. Additionally, participants are subject to processing fees for loan requests, domestic relations orders, and expedited delivery requests. Total administrative expenses charged to participants were $1,055,343 for the Hourly Plan and $633,719 for the Salaried Plan for the year ended December 31, 2022.
Revision of Previously Issued Financial Statements

The financial statements as of December 31, 2021 were revised to correct an immaterial error in previous reporting of the Plans’ interest in the net assets of the Master Trust. The Master Trust total balances in the financial statements and related note disclosures were revised to include the following self-directed brokerage account balances, which were previously classified as a separate line outside the Master Trust: Statement of Individual Plan Net Assets Available for Benefits in the amount of $27,748,503 and $30,079,833 for the Hourly Plan and the Salaried Plan, respectively. Management determined these amounts were not material to the prior year.

Arconic Corporation Retirement Savings Plans
Notes to Financial Statements
3. Master Trust
The Plans offer a variety of investment options which are held in safekeeping in a Master Trust under a trust arrangement by the Trustee. The Hourly Plan and Salaried Plan each have a divided interest in the Master Trust based on individual participant investment elections.
The following table sets forth the net assets of the Master Trust and each Plan’s interest in the net assets of the Master Trust as of December 31, 2022:

	Hourly Plan	Salaried Plan	Total
Investments at fair value
Arconic Corporation Stock Fund	$9,527,293	$7,740,696	$17,267,989
Self-directed brokerage account	19,363,689	23,573,371	42,937,060
Mutual funds	314,388,983	386,815,257	701,204,240
Commingled trusts	141,481,493	136,818,989	278,300,482
Total investments at fair value in Arconic Corp. 401(k) Plans Master Trust	484,761,458	554,948,313	1,039,709,771
Investment contracts at contract value	89,936,200	92,811,489	182,747,689
Total investments in Arconic Corp. 401(k) Plans Master Trust	$574,697,658	$647,759,802	$1,222,457,460

The following table sets forth the net assets of the Master Trust and each Plan’s interest in the net assets of the Master Trust as of December 31, 2021:

	Hourly Plan	Salaried Plan	Total
Investments at fair value
Arconic Corporation Stock Fund	$11,535,007	$10,131,935	$21,666,942
Self-directed brokerage account	27,748,503	30,079,833	57,828,336
Mutual funds	389,785,850	500,125,672	889,911,522
Commingled trusts	159,584,425	168,635,510	328,219,935
Total investments at fair value in Arconic Corp. 401(k) Plans Master Trust	588,653,785	708,972,950	1,297,626,735
Investment contracts at contract value	88,672,941	100,384,236	189,057,177
Total investments in Arconic Corp. 401(k) Plans Master Trust	$677,326,726	$809,357,186	$1,486,683,912

Arconic Corporation Retirement Savings Plans
Notes to Financial Statements
The following table sets forth the components of the net investment loss earned by the investments held by the Master Trust (including those purchased and sold during the period) for the year ended December 31, 2022:

Net investment loss
Arconic Corporation Stock Fund	$(7,842,938)
Self-directed brokerage account	(16,094,865)
Mutual funds	(183,450,357)
Commingled trusts	(54,624,303)
Investment contracts	2,612,792
(259,399,671)
Interest	133,547
Self-directed brokerage account dividends and capital gains	1,068,843
Mutual fund dividends	21,109,256
Net investment loss from Arconic Corp. 401(k) Plans Master Trust investments	$(237,088,025)

Arconic Corporation Retirement Savings Plans
Notes to Financial Statements
4. Fair Value Measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy is used to distinguish between (i) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (ii) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques are required to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy are described below:
•Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.
•Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
•Level 3—Inputs that are both significant to the fair value measurement and unobservable.
Below is a description of the valuation methodologies used to measure the fair value of assets held both inside and outside of the Master Trust. The methods described may produce a fair value measurement that may not be indicative of net realizable value or reflective of future fair value. Furthermore, while Management believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain assets could result in a different fair value measurement at the reporting date.
Cash and Cash Equivalents
Valued at cost which approximates fair value.
Fixed Income Securities
Valued on the basis of valuations furnished by Trustee-approved, independent pricing services. These services determine valuations for normal institutional-size trading units of such securities using models or matrix pricing, which incorporates yield and/or price with respect to bonds that are considered comparable in characteristics such as rating, interest rate, and maturity date and quotations from bond dealers to determine current value. If these valuations are deemed to be either not reliable or not readily available, the fair value will be determined in good faith by the Trustee.
Equity Securities
Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds
Valued at the daily closing price as reported by the fund.

Arconic Corporation Retirement Savings Plans
Notes to Financial Statements

Commingled Trusts
Valued at the NAV of shares held by the Plans at year end. These trusts are not publicly listed. There are no unfunded commitments with respect to commingled trusts. Participants can transact daily with these trusts, however, significant withdrawals may be subject to redemption restrictions, at the Trustee’s discretion, to the extent that it is determined such actions would disrupt management of the trust.
Self-directed Brokerage Accounts
Accounts primarily consist of mutual funds and common stocks that are valued on the basis of readily determinable market prices.
The following table sets forth the fair value of the Plans’ assets by level within the fair value hierarchy or net asset value as of December 31, 2022.

	Level 1	Level 2	Level 3	Net Asset Value*	Total
Arconic Corp. 401(k) Plans Master Trust
Arconic Corporation Stock Fund	$17,267,989	$—	$—	$—	$17,267,989
Self-directed brokerage account	42,449,460	487,600	—	—	42,937,060
Mutual funds	701,204,240	—	—	—	701,204,240
Commingled trusts	—	—	—	278,300,482	278,300,482
Fair value of plan assets	$760,921,689	$487,600	$—	$278,300,482	$1,039,709,771
*    Investments measured at NAV per share (or its equivalent) were classified outside the fair value hierarchy as permitted under GAAP. The NAV amounts presented in this table are intended to provide a reconciliation of the fair value hierarchy to the line items presented in the Statement of Individual Plan Net Assets Available for Benefits as of December 31, 2022.
The following table sets forth the fair value of the Plans’ assets by level within the fair value hierarchy or net asset value as of December 31, 2021.

	Level 1	Level 2	Level 3	Net Asset Value*	Total
Arconic Corp. 401(k) Plans Master Trust
Arconic Corporation Stock Fund	$21,666,942	$—	$—	$—	$21,666,942
Self-directed brokerage account	57,690,377	137,959	—	—	57,828,336
Mutual funds	889,911,522	—	—	—	889,911,522
Commingled trusts	—	—	—	328,219,935	328,219,935
Fair value of plan assets	$969,268,841	$137,959	$—	$328,219,935	$1,297,626,735
*    Investments measured at NAV per share (or its equivalent) were classified outside the fair value hierarchy as permitted under GAAP. The NAV amounts presented in this table are intended to provide a reconciliation of the fair value hierarchy to the line items presented in the Statement of Individual Plan Net Assets Available for Benefits as of December 31, 2021.

Arconic Corporation Retirement Savings Plans
Notes to Financial Statements
5. Investment Contracts
The Plans hold a portfolio of investment contracts, all of which are synthetic (the “Investment Contracts”). The Investment Contracts are held in the Fixed Income Fund (the “Fund”) and are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract issuers (banks or insurance companies) are contractually obligated to repay the principal by providing a guarantee that the crediting rate will not fall below 0%.
Contract value, as reported to the Plans by the investment manager, represents contributions made under contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
Investment Contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund’s current market value at the Fund’s current yield to maturity for a period equal to the Fund’s duration. The crediting rate is the discount rate that equates estimated future market value with the Fund’s current contract value, but it may not be less than zero.
The crediting rate, and hence the Fund’s return, may be affected by many factors, including purchases and redemptions by shareholders. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate, and redemptions by existing shareholders will tend to increase the crediting rate. The opposite is ordinarily true if the market value of the covered assets is lower than their contract value. There are no reserves against contract value for credit risk of the insurance companies or otherwise.
Certain events limit the ability of the Plans to transact at contract value with the contract issuer. Such events include the following: (1) the Plans’ failure to qualify under Section 401(a) or Section 401(k) of the IRC, (2) the establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) any substantive modification of the Plan or the administration of the Plan that is not consented to by the insurance companies, (4) complete or partial termination of the Plan, (5) any change in law, regulation or administration ruling applicable to the Plan that could have a material adverse effect on the Fund’s cash flow, (6) merger or consolidation of the Plan with another plan, the transfers of the Plan’s assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the plan sponsor, (7) any communication given to participants by the plan sponsor or any other plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Fund, (8) exclusion of a group of previously eligible employees from eligibility in the Plan, (9) any early retirement program, group termination, group layoff, facility closing, or similar program or (10) any transfer of assets from the Fund directly to a competing option. Management does not believe that the occurrence of any such event, which would limit the Plans’ ability to transact at contract value with participants, is probable.
The Investment Contracts generally allow the contract issuers to terminate the agreement. However, the contract issuers would be required to grant the Fund a right to amortize any market to book differential over an agreed upon period of time.

Arconic Corporation Retirement Savings Plans
Notes to Financial Statements
6. Related-Party and Party-In-Interest Transactions
The Plans own shares of common stock of Arconic Corporation through the investment in the Arconic Corporation Stock Fund and, therefore, these transactions qualify as party-in-interest transactions. These transactions are exempt as defined in ERISA Section 408 and the regulations thereunder. During 2022, purchases and sales of shares of common stock in the Arconic Corporation Stock Fund were $19,730,919 and $15,531,316, respectively. As of December 31, 2022 and 2021, the Plans owned a total of 815,944 and 656,315 shares of Arconic Corporation common stock, respectively.
The Company may pay certain administrative expenses or perform administrative functions on behalf of the Plans.
The Plans invest in funds managed by Fidelity, which is the trustee as defined by the Plans. These transactions, and expenses paid to Fidelity, qualify as party-in-interest transactions.
Participants may borrow from their individual account balances in the Plans. The loan program is described in Note 1. These transactions qualify as party-in-interest transactions.

Arconic Corporation Retirement Savings Plans
Notes to Financial Statements
7. Tax Status
The IRS has determined and informed the Company by letters dated October 1, 2020 that the Plans are qualified, and the trust established under the Plans is tax exempt under the appropriate sections of the IRC. These Plans have been amended since receiving the determination letters. However, Management and the Plans’ tax counsel believe that the Plans are currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe the Plans were qualified and the related trust was tax-exempt as of the financial statement date.
GAAP requires Management to evaluate tax positions taken by the Plans and recognize a tax liability (or asset) if the organization has taken an uncertain position that would not be sustained upon examination by the IRS. Management and the Plans’ tax counsel have analyzed the tax positions taken by the Plans and have concluded that as of December 31, 2022, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. As such, no reserve is required under GAAP. The Plans are subject to audit by the IRS, including the periods presented in these financial statements; however, there are no current IRS audits for any tax periods in progress.

Arconic Corporation Retirement Savings Plans
Notes to Financial Statements
8. Subsequent Events
Management evaluated all activity of the Plans through June 28, 2023, the date the financial statements were issued, and concluded that no subsequent events occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

Arconic Corp. Hourly 401(k) Plan
EIN #84-2745636, Plan 002
Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions
December 31, 2022

	Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51

	Check here if Late Participant Loan Repayments are included: ☑	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP

(1)	$4,595,844	$—	$—	$4,595,844	$—
(2)	7,586,291	—	—	7,586,291	—

(1)	This amount relates to 2021 participant contributions.
(2)	This amount relates to 2022 participant contributions.

During the audit of the Hourly Plan’s financial statements as of and for the year ended December 31, 2022, Management determined certain participant contributions were not remitted to the Hourly Plan within the timeframe specified by Section 2510.3-102 under Title 29 of the Code of Federal Regulations. The late remittances were the result of a service interruption by the Hourly Plan’s recordkeeper and impacted certain payroll periods in November 2021 through March 2022. The participant contributions were remitted to the Hourly Plan within 16 business days or less of each of the impacted payroll dates. As of June 28, 2023, Arconic is in the process of compensating the affected participant accounts with an estimate of the investment income that would have been earned had the participant contributions been remitted on a timely basis in accordance with the U.S. Department of Labor’s Voluntary Fiduciary Correction Program. The preliminary estimate of the lost earnings is approximately $10,000, subject to change based on the completion of Arconic’s submission under the Voluntary Fiduciary Correction Program.

Arconic Corp. Salaried 401(k) Plan
EIN #84-2745636, Plan 001
Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions
December 31, 2022

	Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51

	Check here if Late Participant Loan Repayments are included: ☑	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP

(1)	$1,487,026	$—	$—	$1,487,026	$—
(2)	3,298,917	—	—	3,298,917	—

(1)	This amount relates to 2021 participant contributions.
(2)	This amount relates to 2022 participant contributions.

During the audit of the Salaried Plan’s financial statements as of and for the year ended December 31, 2022, Management determined certain participant contributions were not remitted to the Salaried Plan within the timeframe specified by Section 2510.3-102 under Title 29 of the Code of Federal Regulations. The late remittances were the result of a service interruption by the Salaried Plan’s recordkeeper and impacted certain payroll periods in November 2021 through February 2022. The participant contributions were remitted to the Salaried Plan within 16 business days or less of each of the impacted payroll dates. As of June 28, 2023, Arconic is in the process of compensating the affected participant accounts with an estimate of the investment income that would have been earned had the participant contributions been remitted on a timely basis in accordance with the U.S. Department of Labor’s Voluntary Fiduciary Correction Program. The preliminary estimate of the lost earnings is approximately $3,000, subject to change based on the completion of Arconic’s submission under the Voluntary Fiduciary Correction Program.

Arconic Corp. Hourly 401(k) Plan
EIN #84-2745636, Plan 002
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2022

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value

*	Arconic Corp. 401(k) Plans Master Trust	Investment in Arconic Corp. 401(k) Plans Master Trust other than the Self-directed brokerage account	**	$555,333,969

*	Arconic Corp. 401(k) Plans Master Trust	Self-directed brokerage account	**	19,363,689

*	Participant loans	Interest rates range from 4.25% to 10.50%; loans due at various maturity dates from less than one year to 25 years	**	16,949,647

*	A party-in-interest as defined by ERISA.
**	Cost omitted for participant-directed investments.

Arconic Corp. Salaried 401(k) Plan
EIN #84-2745636, Plan 001
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2022

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value

*	Arconic Corp. 401(k) Plans Master Trust	Investment in Arconic Corp. 401(k) Plans Master Trust other than the Self-directed brokerage account	**	$624,186,431

*	Arconic Corp. 401(k) Plans Master Trust	Self-directed brokerage account	**	23,573,371

*	Participant loans	Interest rates range from 4.25% to 10.50%; loans due at various maturity dates from less than one year to 25 years	**	5,060,754

*	A party-in-interest as defined by ERISA.
**	Cost omitted for participant-directed investments.

Exhibit Index

Exhibit Number	Exhibit Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURES
The Plans. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Management Committee for the Arconic Corp. Hourly 401(k) Plan and the Arconic Corp. Salaried 401(k) Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2023	ARCONIC CORP. HOURLY 401(k) PLAN
ARCONIC CORP. SALARIED 401(k) PLAN

/s/ Erick R. Asmussen
Erick R. Asmussen
Benefits Management Committee Member

/s/ Melissa M. Miller
Melissa M. Miller
Benefits Management Committee Member

/s/ Marcelo Morgueta
Marcelo Morgueta
Benefits Management Committee Member

/s/ Eric Murray
Eric Murray
Benefits Management Committee Member